UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BREEZE-EASTERN CORPORATION

______________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

______________________________________________________________________________

(Title of Class of Securities)

106764103

______________________________________________________________________________

(CUSIP Number)

Eric M. Ruttenberg

Tinicum Capital Partners II, L.P.

Tinicum Capital Partners II Parallel Fund, L.P.

c/o Tinicum Lantern II L.L.C.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300 (phone)

__________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2007

_______________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 106764103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tinicum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power Shares 0
	8.	Shared Voting Power 2,456,095 (see Item 5)*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,456,095 (see Item 5)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,456,095 (see Item 5)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 26.5% (see Item 5)
14.	Type of Reporting Person. PN

*

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 106764103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tinicum Capital Partners II Parallel Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power Shares 0
	8.	Shared Voting Power 12,872 (see Item 5)*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,872 (see Item 5)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,872 (see Item 5)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) Less than 1.0% (see Item 5)
14.	Type of Reporting Person. PN

*

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2006, as previously amended on April 30, 2007 (as amended, the “Schedule 13D”) by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Breeze-Eastern Corporation, formerly TransTechnology Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 700 Liberty Avenue, Union, New Jersey 07083. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have expended an aggregate of approximately $9,052,676.10, not including amounts paid as commission, to acquire the 739,000 shares of Common Stock purchased on June 5, 2007, which amounts were funded by cash on hand which had been obtained from capital calls of TCP and TCPP, respectively.

Item 4. Purpose of Transaction

During the past several weeks, representatives of the Reporting Persons have engaged, and intend to continue to engage, in discussions with representatives of the Company, the Wynnefield group (which filed Schedule 13D/A relating to the Company with the Securities and Exchange Commission on May 16, 2007) and other shareholders of the Company concerning the future composition of the Company's board of directors and related matters.

In connection with the purchase described in Item 5, representatives of the Reporting Persons held discussions with representatives of a significant shareholder, during which the representatives of the Reporting Persons indicated that the Reporting Persons intended to support a compromise, if one is reached, between the Company and the Wynnefield group that would include three (3) director candidates designated by the Wynnefield group.

Item 5. Interest in Securities of the Issuer

On June 5, 2007, the Reporting Persons, after having discussions with a significant shareholder of the Company who had indicated to the Reporting Persons that such shareholder would be prepared to sell a significant block of shares of Common Stock at a price of $12.25 per share, purchased an aggregate of 739,000 shares of Common Stock on the American Stock Exchange, in the amounts and at the prices set forth on Annex A hereto.

TCP has direct beneficial ownership of 2,456,095 shares of Common Stock, which represents approximately 26.5% of the outstanding shares of Common Stock.

TCPP has direct beneficial ownership of 12,872 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.

Because the Reporting Persons may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership. If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 2,468,967 shares of Common Stock, which represents approximately 26.6% of the outstanding shares of Common Stock.

The percentages reported pursuant to this Item 5 are calculated based upon the 9,275,431 shares of issued and outstanding shares of Common Stock, as reported as of February 9, 2007 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006.

Other than as provided in this Item 5, neither of the Reporting Persons, owns or has any rights to acquire, directly or indirectly, any Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

TINICUM CAPITAL PARTNERS II, L.P.

By: TINICUM LANTERN, L.L.C.

Its:	General Partner

By:	/s/ Eric Ruttenberg
	Name:	Eric Ruttenberg
	Title:	Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By: TINICUM LANTERN, L.L.C.

Its: General Partner

By:	/s/ Eric Ruttenberg
	Name:	Eric Ruttenberg
	Title:	Co-Managing Member

Annex A

The Reporting Persons purchased Common Stock in the amounts and at the prices set forth below:

Reporting Person	Amount	Price ($)
TCP	199	12.10
TCPP	1	12.10
TCP	298	12.20
TCPP	2	12.20
TCP	199	12.20
TCPP	1	12.20
TCP	734,480	12.25
TCPP	3,820	12.25
Total	739,000	12.2499